

DOPE Coffee

Michael Loyd, CEO
michael@realdope.coffee





DOPE
Coffee
ORGANIC GUATEMALAN
FULL MEDIUM ROAST
WWW.REALDOPE.COFFEE
12 oz / 340 GRAMS
DOPE
Coffee
TANZANIA PEABERRY
DARK ROAST
12 oz / 340 GRAMS

DOPE COFFEE 2021
INVESTMENT MEMORANDUM

BLACK-OWNED, WOMAN-OWNED, VETERAN-OWNED



Mike Loyd, CEO

Chel Loyd, CPO

Stace Loyd, CPO

THE DOPE TEAM



Vision

Our vision is to create a world where Black culture can be fully present and relaxed. To merge the world of coffee and Hip-Hop into the ultimate customer experience.

Mission

To educate and inform the culture through coffee and Hip-Hop.

The Coffee Industry Is Disconnected

The speciality coffee industry does not see people of color as the customer

| Current branding models don't speak to diverse groups | The Cafe environment can be unwelcoming and hostile | Flavors and Taste not well received |







A DOPE OPPORTUNITY



Our brand is designed to reflect the experience of Black American culture, but it also resonates well with non-Black (White, Asian, Latino etc.) groups.

A large proportion of our sales come from non-Black customers. People immediately understand and get Dope Coffee across cultures.

Bagged Coffee Lineup


LIMITED EDITION
SPINACH
CREATIVE MIKE THE RAPPER X STACE LOYD
ETHIOPIAN DRIPP
LIMITED EDITION
SPINACH
CREATIVE MIKE THE RAPPER X STACE LOYD
ETHIOPIAN DRIPP
CREATIVEMIKETHERAPPER.COM/SPINACH
DOPE
Coffee
ORGANIC GUATEMALAN
FULL MEDIUM ROAST
WWW.REALDOPE.COFFEE
DOPE
Coffee
TANZANIA PEABERRY
DARK ROAST
DOPE
Coffee
DOPE SUNRISE
MEDIUM ROAST
$pinach

INNOVATION

Beyond Whole Bean & Ground Coffee







HBCU
Ready To Drink Concept

Hip-Hop Coffee & Tea Line
Ready To Drink Concept

Coffee Industry Competitive Landscape



McCafé
Folgers
Peet's Coffee
RED OCEAN
BLACK RIFLE COFFEE COMPANY
DOPE Coffee
BLK &BOLD
BLUE OCEAN
Addressable Audience
Disruptiveness

Demonstrated Traction



- Last 12 Month Revenue $192,490 +2628% ⬆️
- 5600+ Customers ⬆️
- Store Session Growth +646% ⬆️
- Returning Customer Rate 17.2%
- Store Conversion Rate 6% ⬆️
- Average Order Value $38.32 ⬆️

*Stats as of February 2021



DOPE
Coffee

Business Model

Dope Coffee will operate a Click and Brick Business retail model serviced by a central headquarters in Atlanta, Ga. We will open flagship Micro Fulfillment centers in key urban markets that brings our online experience in person.

The Click and Brick model has been demonstrated to be successful in the specialty coffee industry by Blue Bottle Coffee company generating annual revenues of $25M.

Our e-commerce strategy hinges around our website www.realdope.coffee. At our current stage of growth, we utilize the micro fulfillment center concept.

Click and Brick Advantages
- Boost offline (in-store) sales by leveraging online data
- Enhance the customer experience by giving sales associates access to their online account information (purchase history, product recommendations)
- Integrate inventory and fulfillment, which allows shoppers to buy online and pick up in the store, or have items shipped to their home.

B2C Marketing Approach

Digital Marketing

Content Marketing

Public Relations

Email Marketing

Social Media

Dope Coffee Music

Digital Streaming Platforms

Live Shows

Digital Cultural Products

www.realdope.coffee

DOPE COFFEE APP



The Dope Path


MANUFACTURING EXPANSION
MARKET DOMINANCE
LARGE SCALE LOGISTICS
ESTABLISH B2B
AUDIENCE GROWTH
MERGER
SALE
ACQUISITION
PRESEED
FUNDRAISING
Establish Concept
Secure Funding
Scale Idea
Compete For Market
2020
2021
2022
2023
2024
Beyond

3 Year Financial Projections

Income Statement

	%	Year 1	Year 2	Year 3
Revenue		650000	1500000	2500000
Cost of sales		370500	855000	1425000
Gross margin	43	**279500**	**645000**	**1075000**
Operating expenses		157388	175000	225000
Depreciation	3	750	2228	2221
Operating income		**121362**	**467772**	**847779**
Finance costs	4	360	2134	1725
Net income		**121002**	**465638**	**846054**

Use of Proceeds

Supply and Inventory	$134K
Marketing & Advertising	$90K
Working Capital	$67K
Sales	$44.5K
Local Delivery	$29K
Operations	$27K
Popup & Retail	$20K
Reserve	$9K
Roasting Ops	$8.5K
Total:	$428,980

MANUFACTURING & LOGISTICS

Dope Coffee has an intentional plan to upgrade our manufacturing & fulfillment capability in three phases based on funding level

Phase 1 - (Preseed)
- B2C & B2B Internal Fulfillment
- Self Produce All Manufactured Products
- Third Party Coffee Roaster

Phase 2 - (Post Seed) Decrease reliance on 3PO and Co Packers. Increase roasting & bottling capacity. Begin K-Cup Manufacturing, Sourcing direct from China at large volume.

Phase 3 - Internal Production, Large Scale Roasting Operations, Large Scale Bottling, Large scale Fulfilment & Distribution Operations







MODERN & EFFICIENT ROASTING FACILITY

COFFEE AT THE SPEED OF THE INTERNET

